December 30, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Enterprises Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2010
File No. 1-12126
Dear Mr. Gilmore:
This letter provides (i) a further response to the comments contained in your letter of August 10, 2010 to China Enterprises Limited (the “Issuer” or the “Company”) regarding its Form 20-F for the year ended December 31, 2008 and (ii) a response to your letter dated November 29, 2010 in response to the Company’s response letter dated November 5, 2010, 2010. This response is numbered in accordance with the numbered comments contained in your letter of November 29, 2010.
Form 20-F for the Fiscal Year Ended December 31, 2008
General
1. Comment
(a) In addition to the investor expectation analysis you present under National Presto, please address each of the remaining fundamental factors delineated in In re Tonopah Mining Co., 26 S.E.C. 426 (1947).
Response:
As stated in our previous letter, we believe the investor expectation analysis, as articulated and adopted by the Seventh Circuit Court of Appeals in National Presto, is the appropriate test for determining whether a Chinese company such as China Enterprises Limited (“China Enterprises” or the “Company”), engaged in China in the manufacture of tires through a Chinese subsidiary, is an investment company under the Investment Company Act of 1940, as amended, and the rules thereunder (the “Investment Company Act”).

Even putting aside the investor expectation analysis, we believe that the traditional Tonopah factors are not the appropriate elements to apply in determining investment company status under the circumstances at hand. In the Tonopah order, Tonopah Mining Co. was a Delaware corporation, the sole asset of which was a small interesting in Nevada mining operation. Here, a company organized in China holds interests solely in Chinese companies, through which it has traditional engaged in manufacturing activities. All of its assets are in China and its income is derived solely from these Chinese assets. The appropriate test under these circumstances, in which there is such a limited connection to the U.S., is a modified Tonopah analysis which considers whether Chinese law and regulation would require a company to register under a framework similar to investment company regulation. In China, the country in which the Company is organized, in which it has its principal place of business and in which it does all of its business, and the country to which investors are likely to look in assessing how it is regulated, China Enterprises is not subject to such regulation and operates as a holding company for operating companies, some of which are currently dormant during the Company’s period of transition and restructuring. The Company is not understood to be, nor is it regulated as, an investment company or similar vehicle in China. We believe that application of the Tonopah factors would present a misleading picture of China Enterprises’, given its regulatory treatment in China and investors’ reasonable expectations and perceptions based on the Company’s long history in the tire manufacturing business.
(b) You assert that the company has not made and is not making a public offering of securities in the United States for purposes of Sections 3(c) and 7(d) of the Investment Company Act of 1940. Please provide your analysis supporting this assertion.
Response. China Enterprises may have engaged in a public offering in the past, but our analysis in our prior response stated that the Company currently is not engaged in such an offering and does not propose to make such an offering. In arguing that the Company may be able to rely on the exemption in Section 3(c)(1) of the Investment Company Act, we stated that China Enterprises has “approximately 60 U.S. shareholders of record and is not conducting and does not intend to conduct a public offering in the United States.” As a result, we believed, and continue to believe, that the Company may be able to rely on Section 3(c)(1). Clearly, the fact that a company has previously engaged in a public offering does not preclude it from later relying on an exemption from registration such as Section 3(c)(1), as such reliance is not unusual in the case of investment companies that de-register under the Investment Company Act.

Similarly, in our analysis under Section 7(d) of the Investment Company Act, we concluded that, regardless of whether the Company currently is an investment company, the Company is not violating the Investment Company Act. We reached this conclusion because, under Section 7(d) of the Investment Company Act, a foreign company such as China Enterprises is prohibited from making a public offering of its securities into the United States; as we stated in our previous response, the Company “is not making any offer of securities into the United States,” and neither Section 7(d) nor any other provision of the Investment Company Act imposes any other relevant limitation upon the activities of a foreign investment company.
(c) As an alternative to your legal argument, you represent that the company is in the process of reconfiguring its assets so as to fall below the investment securities threshold(s) in Section 3(a) of the Investment Company Act of 1940 and/or the rules thereunder. Please explain what this reconfiguration will entail and please report on the progress of this process.
Response. Given the turmoil in the world markets in the past two years, China Enterprises has experienced some understandable difficulty and delay in reconfiguring its assets and operations. Among other things, however, the Company has and is actively exploring the possibility of real estate investments in China as well as the sale of its 26% interest in Hangzhou Zhongce. It is difficult to state with certainty when a definitive deal may be reached in the Company’s restructuring efforts, but negotiations are ongoing in this particularly unique and trying period of tumultuous market forces and uncertainty.
2. Comment
We have reviewed your response to prior comment 3 from our letter dated September 24, 2010. Please file an amendment to your form 20-F to comply with these previously issued comments.
Response. The Company submitted an amendment to its form 20-F on December 22, 2010.
The Company’s management acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Comments or questions regarding the above responses should be directed to the undersigned at 011-852-2372-0620 (facsimile) or 011-852-3151-0300 (telephone).

With best regards,
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer China Enterprises Limited

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